Exhibit 23

The Stockholders and Board of Directors
VASCO Data Security International, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-62829) on Form S-8 of VASCO Data Security International, Inc. of our report dated March 12, 1999, except as to
Note 12 which is as of April 15, 1999, relating to the consolidated balance sheets of VASCO Data Security International, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, comprehensive income, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1998, and the related consolidated financial statement schedule, which report appears in the December 31, 1998 annual report on Form 10-K of VASCO Data Security International, Inc.


                                 /s/  KPMG LLP


Chicago, Illinois
April 15, 1999